SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 7

to

Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

LIMITED BRANDS, INC.

(Name of Issuer)

LIMITED BRANDS, INC. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.50 Par Value

(Title of Class of Securities)

532716107

(CUSIP Number of Class of Securities)

Samuel P. Fried
Senior Vice President, General Counsel and Secretary
Limited Brands, Inc.
Three Limited Parkway
P.O. Box 16000
Columbus, Ohio 43216
Telephone (614) 415-7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Dennis S. Hersch
David L. Caplan
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2 billion	$253,400

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 80,000,000 outstanding shares of Common Stock at the maximum tender offer price of $25.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$253,400	Filing Party:	Limited Brands, Inc.

Form of Registration No.:	Schedule TO	Date Filed:	October 7, 2004

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1
[x] issuer tender offer subject to Rule 13e-4
[  ] going-private transaction subject to Rule 13e-3
[  ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

     This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2004, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on October 12, 2004, Amendment No. 2 to the Tender Offer Statement filed with the Commission on October 21, 2004, Amendment No. 3 to the Tender Offer Statement filed with the Commission on October 22, 2004, Amendment No. 4 to the Tender Offer Statement filed with the Commission on October 25, 2004, Amendment No. 5 to the Schedule TO filed with the Commission on October 26, 2004, and Amendment No. 6 filed with the Commission on October 27, 2004 (the “Schedule TO”) by Limited Brands, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 80,000,000 shares of its common stock, $0.50 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price determined by the Company between $21.75 and $25.00 per Share, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated October 7, 2004 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 7 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Offer is incorporated in this Amendment No. 7 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 and 4. Summary Term Sheet/Terms of the Transaction

      Item 1 of the Schedule TO entitled “Summary Term Sheet” and Item 4 of the Schedule TO entitled “Terms of the Transaction,” both of which incorporate by reference the information set forth under “Summary Term Sheet” in the Offer to Purchase, a copy of which was filed with the original Schedule TO as Exhibit (a)(1)(i), are hereby amended as follows:

     The first sentence in the paragraph under the response to the question “How will Limited Brands pay for the shares tendered in the tender offer and the special dividend?” under the Section entitled “Summary Term Sheet” on page 2 of the Offer to Purchase is hereby amended by replacing such sentence in its entirety with the following:

     “We will use our available cash on hand, proceeds from borrowings under our credit facilities, and proceeds from the sale of notes of the Company to purchase shares tendered in the tender offer, to pay the special dividend and to pay all related expenses.”

 Item 7. Source and Amount of Funds and Other Consideration

     Item 7 of the Schedule TO entitled “Source and Amount of Funds and Other Consideration,” which incorporates by reference the information contained in Section 9 entitled “Source and Amount of Funds” of the Offer to Purchase, a copy of which was filed with the original Schedule TO as Exhibit (a)(1)(i), is hereby amended as follows:

     Section 9 entitled “Source and Amount of Funds” is hereby amended by replacing such Section in its entirety with the following:

 “9. Source and Amount of Funds.

      Assuming we purchase 80,000,000 shares pursuant to the tender offer at the maximum price of $25.00 per share, we expect that the aggregate purchase price, including all related fees and expenses, will be approximately $2 billion. We expect to fund the purchase of shares tendered in the tender offer and the payment of related fees and expenses from cash on hand and from borrowings under the credit facilities and the sale of notes of the Company as further described below. The tender offer is subject to the receipt of financing under the credit facilities by the Company.

      On October 6, 2004, we entered into three unsecured credit facilities as follows: (i) a $1 billion 5-year revolving credit facility (the “Revolving Facility”) which provides for loans and letters of credit (subject to a $500 million sublimit for letters of credit) to be issued from time to time at our request (which replaces our existing $750 million revolving credit facility); (ii) a 5-year term loan facility (the “Term Facility”) which provides for up to $500 million of loans to be made available in a single drawing, which loans will amortize in the third through fifth years in quarterly installments aggregating 20% in the third year, 20% in the fourth year and 60% in the fifth year; and (iii) a 364-day non-amortizing bridge loan facility (the “Bridge Facility” and, together with the Revolving Facility and the Term Facility, the “Facilities”) which provides for loans of up to $500 million to be made available in a single drawing and which is mandatorily prepayable with the proceeds of any capital markets issuances that we make.

      Additionally, on October 26, 2004, we completed the sale of $500 million of notes of the Company (the “Notes”). The public offering of Notes was made under the Company’s shelf-registration statement, which was declared effective in June 2003. The Notes are senior unsecured obligations of the Company. The Notes bear an interest rate of 5.25% per year, and mature on November 1, 2014. Interest on the Notes is payable semi-annually on May 1 and November 1 of each year commencing May 1, 2005. The Company may redeem some or all of the Notes at any time and from time to time at a redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed and the sum of the present values of the remaining scheduled payments of principal and interest discounted to the applicable treasury rate plus 20 basis points. The Indenture governing the Notes provides that events of default with respect to the Notes will be: default in payment of interest for 30 days; default in payment of principal; default in the performance of any other covenant in the indenture for 90 days after notice of default; and certain events of bankruptcy or insolvency.

      In light of the amounts raised via the public offering of Notes, we will not borrow under the Bridge Facility.

      We expect to fund the purchase of shares tendered in the tender offer and the special dividend through a combination of (i) existing cash balances, which totaled $2.1 billion as of July 31, 2004 (ii) borrowings of $500 million under the Term Facility and (iii) net proceeds from the sale of the Notes.

      The terms of our Facilities and the Notes offering are set forth in documents filed with the Commission and available as described in Section 10.

      The availability of loans (and, in the case of the Revolving Facility, letters of credit) under each of the Facilities is subject to customary conditions, including the absence of any defaults thereunder and the accuracy of our representations and warranties contained therein.

      The Facilities include representations and warranties, covenants and events of default, including requirements that we maintain the ratio of our Consolidated Debt (as defined in the Facilities and including six times our fixed minimum store rent commitments) to Consolidated EBITDAR (as so defined) at 4.0 to 1.0 or less and that we maintain the ratio of our Consolidated EBITDAR (as so defined) to Consolidated Fixed Charges (as so defined and including interest expense and fixed minimum store rental expense) at 1.75 to 1.0 or more and limitations on liens, subsidiary indebtedness and consolidations, mergers and sales of all or a substantial part of our consolidated assets.

      Interest on loans under the Facilities will be payable at per annum rates equal, at our election, to (i) in the case of the Revolving Facility, the LIBO Rate (as defined in the Facilities) plus a margin (ranging from 0.30% to 0.925%, depending on our senior unsecured debt ratings and our utilization of the Revolving Facility) or ABR (as defined in the Facilities), (ii) in the case of the Term Facility, the LIBO Rate plus a margin (ranging from 0.50% to 1.125%, depending on such ratings) or ABR plus a margin (ranging from 0% to 0.125%, depending on such ratings). Fees on letters of credit under the Revolving Facility will accrue at a per annum rate ranging from 0.40% to 0.925% (depending on our senior unsecured debt ratings) plus a per annum fee payable to the issuers of such letters of credit at rates to be agreed with such issuers. In addition we will pay a facility fee on the commitments under the Revolving Facility (whether or not used) at a per annum rate ranging from 0.10% to 0.20% depending on our senior unsecured debt ratings and, between the activation of the Term Facility and the borrowing of loans under the Term Facility, a commitment fee on the commitments under the Term facility at a per annum rate of 0.15%.

      Assuming that we purchase 80,000,000 shares pursuant to the tender offer at the maximum price of $25.00 per share, we expect that we will borrow the full amount available under the Term Facility. We anticipate that amounts borrowed under the Revolving Facility and the Term Facility will be refinanced or repaid from funds generated internally by the Company or other sources, which may include the proceeds of the sale of securities. No decision has been made concerning this matter and decisions will be made based on the Company’s review from time to time of the advisability of selling particular securities as well as on interest rates and other economic conditions.

     We do not have any alternative financing arrangement or alternative financing plans.”

Item 12.      Exhibits

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(x)	Prospectus Supplement, incorporated by reference to the Company’s Prospectus Supplement (file no. 333-105484) dated October 19, 2004.

EXHIBIT INDEX

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated October 7, 2004.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 7, 2004.*

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 7, 2004.*

(a)(1)(vi)	Letter dated October 6, 2004 from Leslie H. Wexner, Chairman and Chief Executive Officer of Limited Brands, Inc.*

(a)(1)(vii)	Letter from Savings and Retirement Plan Administrative Committee, including Letter and Notice of Instructions, to all Participants in the Savings and Retirement Plan of Limited Brands, Inc. dated October 7, 2004.*

(a)(1)(viii)	Letter from Savings and Retirement Plan Administrative Committee to Participants in the Savings and Retirement Plan who are subject to Section 16 of the Securities and Exchange Act of 1934, as amended, dated October 7, 2004.*

(a)(1)(ix)	Letter from Computershare Trust Co., Inc. to all Participants in the Stock Purchase Plan of Limited Brands, Inc. dated October 7, 2004.*

(a)(1)(x)	Notice to Holders of Vested Stock Options dated October 7, 2004.*

(a)(5)(i)	Form of summary advertisement dated October 7, 2004.*

(a)(5)(ii)	Limited Brands Stock Tender Offer—Questions and Answers.*

(a)(5)(iii)	October 20, 2004 investor update meeting presentation materials, part one.**

(a)(5)(iv)	October 20, 2004 investor update meeting presentation materials, part two.**

(a)(5)(v)	October 20, 2004 investor update meeting presentation materials, part three.**

(a)(5)(vi)	October 20, 2004 investor update meeting transcript.***

(a)(5)(vii)	Press release, dated October 26, 2004. ****

(a)(5)(viii)	Press release, dated October 27, 2004 (updating the Company's expectations for October 2004 sales results and third quarter 2004 earnings and announcing the extension of the tender offer).*****

(a)(5)(ix)	Notice to employees, dated October 27, 2004.*****

(a)(5)(x)	Prospectus Supplement, incorporated by reference to the Company’s Prospectus Supplement (file no. 333-105484) dated October 19, 2004. ******

(b)(i)	Five-Year Revolving Credit Agreement, dated as of October 6, 2004, among Limited Brands, Inc., the Lenders party thereto, JPMorgan Chase Bank, as Administrative Agent, and Bank of America, N.A. and Citicorp North America, Inc., as Co-Syndication Agents.*

(b)(ii)	Term Loan Credit Agreement, dated as of October 6, 2004, among Limited Brands, Inc., the Lenders party thereto, JPMorgan Chase Bank, as Administrative Agent, and Bank of America, N.A. and Citicorp North America, Inc., as Co-Syndication Agents.*

(b)(iii)	Bridge Credit Agreement, dated as of October 6, 2004, among Limited Brands, Inc., the Lenders party thereto, JPMorgan Chase Bank, as Administrative Agent, and Bank of America, N.A. and Citicorp North America, Inc., as Co- Syndication Agents.*

(d)(1)	Employment Agreement of Mark A. Giresi dated as of August 15, 2002, incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10K for fiscal year ended February 1, 2003.

(d)(2)	Amendment to Employment Agreement of Mark A. Giresi dated as of May 19, 2003, incorporated by reference to Exhibit (d)(4) to the Company’s Tender Offer statement on Schedule TO (file no. 00533912) dated February 27, 2004.

(d)(3)	Employment Agreement of Leonard A. Schlesinger dated as of July 31, 2003, incorporated by reference to Exhibit 10 to the Company Quarterly Report on Form 10-Q for quarterly period ended August 2, 2003.

(d)(4)	Employment Agreement of V. Ann Hailey dated as of January 2, 2004, incorporated by reference to Exhibit (d)(6) to the Company’s Tender Offer statement on Schedule TO (file no. 005-33912) dated February 27, 2004.

(d)(5)	Limited Brands Stock Award and Deferred Compensation Plan for Non-Associate Directors, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed November 13, 2003.

(d)(6)	Limited Brands 1993 Stock Option and Performance Incentive Plan (2004 Restatement), incorporated by reference to Appendix A to the Company’s Proxy Statement on Form 14A dated May 17, 2004.

(d)(7)	Intimate Brands 1995 Stock Option and Performance Incentive Plan (1997 Restatement), incorporated by reference to Exhibit B to the Company’s Proxy Statement on Form 14A dated April 14, 1997.

*	Previously filed on Schedule TO on October 7, 2004.

**	Previously filed on Amendment No. 3 to Schedule TO on October 22, 2004.

***	Previously filed on Amendment No. 4 to Schedule TO on October 25, 2004.

****	Previously filed on Amendment No. 5 to Schedule TO on October 26, 2004.

*****	Previously filed on Amendment No. 6 to Schedule TO on October 27, 2004.

******	Filed herewith.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIMITED BRANDS, INC.

By:	/s/ Timothy J. Faber

Name: Timothy J. Faber
Title: Vice President, Treasury
/ Mergers & Acquisitions

Dated: October 28, 2004